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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                   Commission File Number 0-8162
                                                                          ------

                          NOTIFICATION OF LATE FILING

   (CHECK ONE):  [X] FORM 10-K   [ ] FORM 11-K   [ ] FORM 20-F   [ ] FORM 10-Q

[ ] Form N-SAR
      For Period Ended: December 31, 1999
                       ---------------------------------------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   ACCEL INTERNATIONAL CORPORATION
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Former name if applicable

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Address of principal executive office (Street and Number)

                                 75 WEST STREET
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City, state and zip code   SIMSBURY, CT 06070
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                                    PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                      SEE ATTACHMENTS TO THIS FORM 12b-25



                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          RICHARD A. LAWRENCE             (860)             843-7602
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               (name)                  (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes   [ ] No



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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 / / Yes  /X/ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        ACCEL International Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 2000                            By: /s/ Richard A. Lawrence
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                  [ACCEL INTERNATIONAL CORPORATION LETTERHEAD]

March 28, 2000                                     Commission File Number 0-8162

                           ATTACHMENT TO FORM 12b-25
                    NOTIFICATION OF LATE FILING of FORM 10-K
                     For the Period Ended December 31, 1999

Part III: NARRATIVE

Form 10-K can not be filed within the prescribed time period without unreasonable effort or expense, because of the inability of the registrant's independent auditors to furnish the required auditors' opinion report, on or before such date the report must be filed.

See attached Exhibit A, Statement from KPMG, LLP specifying the reasons why the firm is unable to furnish the required opinion.

For:    ACCEL International Corporation

        /s/ Richard A. Lawrence
By:    Richard A. Lawrence
       VP, CFO & Treasurer
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[KPMG LOGO]

     700 Louisiana                           Telephone 713 319 2000
     Houston, TX 77002                       Fax 713 319 2041


March 28, 2000

Mr. Richard A. Lawrence
Chief Financial Officer
ACCEL International Corporation
75 West Street
Simsbury, Connecticut 06070


Dear Mr. Lawrence:

As of this date we anticipate we will not complete the audit of the 1999 consolidated financial statements of ACCEL International Corporation (the Company) in time to be filed by the March 30, 2000 10-K reporting date. We are evaluating resolution of certain regulatory matters concerning the Company's insurance subsidiary.

Very truly yours,

KPMG LLP


/s/ Clyde L. Pehl

Clyde L. Pehl
Partner